
03025290

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

Commission file number 0-20578

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended, Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

LAYNE CHRISTENSEN COMPANY

CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the Layne Christensen Company Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
INVESTMENTS, at fair value:		
Common/collective trust fund	$ 11,474,375	$ 10,846,007
Mutual funds	21,675,677	24,974,478
Layne Christensen Company stock account	1,314,356	1,408,420
Participant loans	724,864	658,787
Total investments, at fair value	35,189,272	37,887,692
RECEIVABLES:		
Employee contributions	78,519	84,108
Employer contributions	38,469	41,370
Accrued income	12,307	11,722
Total receivables	129,295	137,200
CASH	18,549	-
Total assets	35,337,116	38,024,892
LIABILITIES:		
Accrued expenses	16,905	29,250
NET ASSETS AVAILABLE FOR BENEFITS	$ 35,320,211	$ 37,995,642

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income:		
Interest and dividend income	$ 1,200,881	$ 1,919,226
Net depreciation in fair value of investments	(4,809,218)	(2,369,514)
Net investment loss	(3,608,337)	(450,288)
Contributions:		
Participant	2,391,850	2,661,798
Employer	1,165,309	1,198,097
Total contributions	3,557,159	3,859,895
TOTAL ADDITIONS (DEDUCTIONS)	(51,178)	3,409,607
DEDUCTIONS:		
Withdrawals and terminations	2,590,648	3,334,988
Administrative expenses	33,605	25,618
TOTAL DEDUCTIONS	2,624,253	3,360,606
NET ADDITIONS (DEDUCTIONS)	(2,675,431)	49,001
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	37,995,642	37,946,641
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 35,320,211	$ 37,995,642

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

(1) DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General - The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company ("Merrill Lynch") serves as the Plan's trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

(b) Eligibility - Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the "Company") become eligible for membership in the Plan after completion of three months of service.

(c) Contributions - Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service ("IRS"). After-tax contributions are not permitted after November 30, 1986. Effective January 2002, employees age 50 or older during 2002 who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional "catch-up contribution" in accordance with the Plan documents.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant's basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant's compensation; and 2) 50 percent of the participant's basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant's compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants' eligible compensation.

(d) Investment Options - The Plan has twenty-three types of investment funds available through Merrill Lynch. Of these, eight are considered "core" investment options while the remaining fifteen represent an expanded group of funds available to participants who wish to invest beyond the core offerings. The funds are described in their individual prospectus as follows:

The *Layne Christensen Company Stock Account* allows investment in shares of Layne Christensen Company stock.

The *Merrill Lynch Retirement Preservation Trust* seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

The *PIMCO Total Return Fund* seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund maintains a portfolio primarily consisting of investment grade fixed income securities.

The *Davis New York Venture Fund* stresses a back-to-basics approach, using extensive research to purchase large, fundamentally sound growth companies which appear to be undervalued and can be held for the long-term.

The *Managers International Equity Fund* seeks long-term capital appreciation as its primary objective and income as its secondary objective by investing primarily in non-U.S. equity securities.

The *Merrill Lynch Basic Value Fund* seeks capital appreciation and, secondarily, income by investing primarily in equities that appear to be undervalued.

The *Merrill Lynch Balanced Capital Fund* seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the Fund to vary investment in equity, debt and convertible securities based on its evaluation of changes in economic and market trends.

The *Merrill Lynch Fundamental Growth Fund* seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by Fund management to be undervalued.

The *Merrill Lynch S&P 500 Index Trust* seeks to approximate the total return of the Standard & Poor's 500 Composite Stock Index. This index is a means to measure the performance of a broad base of large U.S. corporations.

The *Alliance Bond Fund Corporate Bond Portfolio* invests primarily in corporate bonds or other corporate debt securities that Alliance believes are likely candidates for credit quality upgrades. The Portfolio invests at least 65% of assets in bonds rated investment grade BBB or higher or non-rated bonds determined by Alliance to be of equal quality.

The *Seligman Communications and Information Fund* seeks capital appreciation by investing primarily in securities of companies operating in all aspects of communications information and related industries.

The *State Street Research Global Resources Fund* has historically had a low correlation to the Standard & Poor's 500 and other broad market industries, focusing on small-capitalization companies in the energy and natural resources industries.

The *Pioneer Europe Fund* invests for long-term growth of capital primarily through investments in securities of European companies.

The *MFS Research Fund* is managed by the analysts in the MFS Equity Research Department, rather than by an individual portfolio manager. Analysts purchase their "best ideas" within their industries, while industry weightings are determined by the committee on the relative strengths of the individual stocks.

The *MFS Emerging Growth Fund* invests primarily in common stocks of companies that are either early in their life cycles or are major enterprises whose rates of earnings growth are expected to accelerate.

The *John Hancock Health Sciences Fund*, seeking long-term appreciation of capital, invests in the securities of companies engaged in the development, production and/or distribution of products and services related to the health care field.

The *Alliance Worldwide Privatization Fund* offers one of the first opportunities to participate in privatizations - when ownership of a company changes from the public sector (government) to the private sector (shareholders).

The *Merrill Lynch Bond Fund High Income Portfolio* seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective, the portfolio seeks capital appreciation when consistent with its primary objective.

The *Merrill Lynch Pacific Fund* seeks long-term capital appreciation by investing in companies in the Far East and the Western Pacific, including Japan, Australia, Hong Kong, and Singapore.

The *Alliance Quasar Fund* invests in what Alliance believes are rapidly growing small-sized companies that offer the potential for faster-than-average earnings growth.

The *John Hancock Sovereign Investors Fund* seeks long-term growth of capital and income by investing at least 80% of funds in stock of companies with market capitalizations within the range of the Standard & Poor's 500 Stock Index.

The *Van Kampen Emerging Growth Fund* seeks capital appreciation primarily through investment in the common stock or similar securities of domestic and foreign companies of any size including larger, more established companies or smaller developing companies.

The *Franklin Small-Mid Capital Growth Fund* seeks long-term capital growth by investing in equity securities of small and mid-capitalization growth companies.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year.

(e) Participant Accounts and Vesting - Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts on the first day of the month. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $872 and $2,476, respectively. In 2002 and 2001, employer contributions were reduced by $2,523 and $16,973, respectively, from forfeited non-vested accounts.

(f) Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g) Payment of Benefits - Upon termination of employment or retirement, the participant or, in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(c) Valuation of Investments - The common/collective trust fund is stated at estimated fair value which has been determined based on the unit values of the fund. Unit values are determined by the institution sponsoring such fund by dividing the fund's net assets by its units outstanding at the valuation dates. The mutual funds are valued at quoted market values which represent the net asset values of shares held by the Plan at year end. The Plan's investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses - Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees, and audit fees) are paid by the Plan. Other costs are paid by the Company.

(e) Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $24,064.49 at December 31, 2002. There were no such unpaid balances as of December 31, 2001.

(3) INVESTMENTS

The following table presents the fair value of investments. Investments in the Merrill Lynch Retirement Preservation Trust, Davis New York Venture Fund, PIMCO Total Return Fund, Merrill Lynch Basic Value Fund, and Merrill Lynch Balanced Capital Fund represented 5% or more of the net assets available for benefits as of December 31, 2002. Investments in the Merrill Lynch Retirement Preservation Trust, Davis New York Venture Fund, Merrill Lynch Basic Value Fund, and Merrill Lynch Balanced Capital Fund represented 5% or more of the net assets available for benefits as of December 31, 2001.

Description	December 31, 2002	December 31, 2001
Investments at estimated fair value:		
Merrill Lynch Retirement Preservation Trust	$ 11,474,375	$ 10,846,007
Investments at fair value as determined by quoted market price:		
Layne Christensen Company Stock Account	1,314,356	1,408,420
PIMCO Total Return Fund	2,782,309	1,712,510
Merrill Lynch S&P 500 Index Trust	458,597	629,665
Alliance Bond Fund Corporate Bond Portfolio	69,422	38,806
Seligman Communications and Information Fund	695,805	947,456
State Street Research Global Resources Fund	855,218	473,064
Pioneer Europe Fund	60,417	189,191
MFS Research Fund	232,406	409,970
Davis New York Venture Fund	5,455,254	7,065,017
Managers International Equity Fund	714,532	664,616
MFS Emerging Growth Fund	382,578	751,153
John Hancock Health Sciences Fund	158,709	168,901
Alliance Worldwide Privatization Fund	97,526	161,896
Merrill Lynch Basic Value Fund	4,873,449	6,440,302
Merrill Lynch Balanced Capital Fund	3,592,430	4,227,929
Merrill Lynch Bond Fund High Income Portfolio	8,294	550
Merrill Lynch Fundamental Growth Fund	428,523	486,056
Merrill Lynch Pacific Fund	172,448	176,383
John Hancock Sovereign Investors Fund	36,626	33,199
Alliance Quasar Fund	16,942	123,738
Van Kampen Emerging Growth Fund	298,101	153,037
Franklin Small-Mid Capital Growth Fund	286,091	121,039
Sub-Total	34,464,408	37,228,905
Participant Loans	724,864	658,787
Total	$ 35,189,272	$37,887,692

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $4,809,218 and $2,369,514, respectively, as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Investments at fair value as determined		
By quoted market price:		
Common stock	$ 20,371	$ 789,902
Mutual funds	(4,829,589)	(3,159,416)
Net change in fair value	$ (4,809,218)	$ (2,369,514)

(4) PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.

(5) TAX STATUS

The IRS has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 35,320,211	$ 37,995,642
Amounts allocated to withdrawing participants	(24,064)	-
Net assets available for benefits per the Form 5500	$ 35,296,147	$ 37,995,642

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to Form 5500:

		2002
Benefits paid to participants per the financial statements	$	2,590,648
Add: Amounts allocated to withdrawing participants at December 31, 2002		24,064
Benefits paid to participants per Form 5500	$	2,614,712

(7) RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Layne Christensen Company Stock Account includes transactions that also qualify as party-in-interest transactions.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
AS OF DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value
*	Merrill Lynch	Layne Christensen Company Stock Account Common Stock (160,287 shares)	$ 1,314,356
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust Common/Collective Trust (11,474,375 units)	11,474,375
	Managers	Managers International Equity Fund Mutual Fund (22,880 shares)	714,532
*	Merrill Lynch	Merrill Lynch Fundamental Growth Fund Mutual Fund (33,742 shares)	428,523
	Franklin	Franklin Small-Mid Capital Growth Fund Mutual Fund (13,034 shares)	286,091
	MFS	MFS Emerging Growth Fund Mutual Fund (17,836 shares)	382,578
	John Hancock	John Hancock Health Sciences Fund Mutual Fund (4,700 shares)	158,709
	Alliance	Alliance Worldwide Privatization Fund Mutual Fund (12,935 shares)	97,526
*	Merrill Lynch	Merrill Lynch Basic Value Fund Mutual Fund (209,341 shares)	4,873,449
*	Merrill Lynch	Merrill Lynch Balanced Capital Fund Mutual Fund (161,748 shares)	3,592,430

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
AS OF DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value
*	Merrill Lynch	Merrill Lynch Bond Fund High Income Portfolio Mutual Fund (1,970 shares)	8,294
*	Merrill Lynch	Merrill Lynch Pacific Fund Mutual Fund (12,643 shares)	172,448
	PIMCO	PIMCO Total Return Fund Mutual Fund (260,760 shares)	2,782,309
*	Merrill Lynch	Merrill Lynch S&P 500 Index Trust Mutual Fund (42,621 shares)	458,597
	Alliance	Alliance Bond Fund Corporate Bond Portfolio Mutual Fund (6,254 shares)	69,422
	Van Kampen	Van Kampen Emerging Growth Fund Mutual Fund (10,549 shares)	298,101
	Seligman	Seligman Communications and Information Fund Mutual Fund (43,084 shares)	695,805
	Alliance	Alliance Quasar Fund Mutual Fund (1,223 shares)	16,942
	State Street	State Street Research Global Resources Fund Mutual Fund (39,889 shares)	855,218
	Pioneer	Pioneer Europe Fund Mutual Fund (3,116 shares)	60,417

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
AS OF DECEMBER 31, 2002

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	**Description of Investment including maturity date, rate of interest, collateral, par or maturity value**	**Current Value**
	MFS	MFS Research Fund Mutual Fund (16,436 shares)	232,406
	Davis New York	Davis New York Venture Fund Mutual Fund (260,518 shares)	5,455,254
	John Hancock	John Hancock Sovereign Investors Fund Mutual Fund (2,317 shares)	36,626
*	Plan Participants	Participant Promissory Notes Interest rates ranging from 4.25% to 9.50%; maturity dates through July 2017.	724,864
	TOTAL INVESTMENTS		$ 35,189,272

* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

DATE: June 27, 2003

By Layne Christensen Company



By: Jerry W. Fanska
Vice President Finance - Treasurer

EXHIBIT INDEX

Exhibit Number	Description of Documents	Page
24	Independent Auditors' Consent	17 20 of 20

Exhibit 24

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-64714 of Layne Christensen Company on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Layne Christensen Company Capital Accumulation Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Kansas City, Missouri
June 27, 2003